Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*30 June 2003*	*No of sheets:*	*1+17*

Announcement also provided to required statut[illegible] orities


03024070

Current report 36/2003

The Management Board of KGHM Polska Miedź S.A. hereby presents the text of its declaration respecting the implementation of corporate governance principles by the Company, which were approved by the Management Board, accepted by the Supervisory Board and presented to the General Meeting:

DECLARATION

by KGHM Polska Miedź S.A. with its registered head office in Lubin

regarding the implementation of corporate governance principles by the Company

Acting on the basis of § 22a section 3 of the Regulations of the Warsaw Stock Exchange S.A. and in performance of resolution nr 58/952/2002 dated 16 October 2002 of the Supervisory Board of the Warsaw Stock Exchange regarding the acceptance of corporate governance principles by joint stock companies being issuers of shares, convertible bonds or privileged bonds, which have been admitted to public trading, **the Management Board of KGHM Polska Miedź S.A. hereby submits the following declaration on the acceptance by KGHM Polska Miedź S.A. of corporate governance principles as described in the document titled „Best Practices in Public Companies in 2002"**, having the following wording :

	PRINCIPLE	YES/ NO / PARTIALLY	COMMENTS BY KGHM POLSKA MIEDŹ S.A.
	GENERAL PRINCIPLES		
I	Objective of the Company The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*The bodies of the Company are making every effort to insure economically-effective operations, while respecting the interests of all groups of shareholders as well as of all other stakeholders in the Company.*

II	<u>Majority rule and protection of minority</u> A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Management Board and Supervisory Board, in executing and supervising Company business, take care that the rights of the majority shareholder are not allowed to infringe upon those of minority shareholders. Realisation of this principle is carried out et al. by an appropriately-comprised Supervisory Board, which results in the interests of all stakeholders in the Company being represented in the supervisory body of the Company, including the interests of holders of GDRs, who <u>have a representative on the Supervisory Board. The interests of employee shareholders of the Company are likewise represented by three employee-elected members to the Supervisory Board</u>.* *The actions of the Company are therefore determined by the collective interests of all groups, and not by the individual interest of any single group.* *Care is also taken to insure adherence to the principle of proportional representation in profits and losses.*
III	<u>Honest intentions and non-abuse of rights</u> The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*The members of the Company's bodies carry out their duties and exercise their rights and responsibilities, with the greatest of care and good faith.* *By attaching their signatures to this declaration, the members of the bodies of the Company have also committed themselves to adhere to the principles of "Best Practices... "*

IV	<u>Court control</u> Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The bodies of the Company and persons chairing General Meetings do not decide on issues which should be resolved by court judgements, except for those formal issues which are passed during General Meetings.*
V	<u>Independent opinions ordered by the company</u> When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*The Company endeavors to insure the full independence of any opinion or expert advice which it seeks. The criteria for selecting an entity which is to provide auditing services to the Company have been outlined in a document titled "Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor" as approved by the Supervisory Board.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings are held at the head office of the Company, but may also be held in either Warsaw or Wroclaw. Such possibilities, as provided for by the Statutes, allow the Company the opportunity to select a venue which is most advantageous for its shareholders.* *For many years the Company has followed the principle that General Meetings are held at 11 AM, in order to insure that the largest number of shareholders have the opportunity to attend the meeting.*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled,	**Yes**	*In a case in which the request to convene a General Meeting and to include certain items in the agenda*

	should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.		*by a shareholder or shareholders is not justified, then, irrespective of the obligation to convene a General Meeting, the Management Board will request such justification.* *In accordance with standard practice adopted by the Company, all significant materials respecting the General Meeting have been sent to the largest shareholder 15 days prior to the date of the meeting.* *The Company provides the above-mentioned materials to all shareholders who make such a request at least 15 days prior to the date of the meeting.* *Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§ 25 section 3).* *Important material related to the General Meeting are available on the website of the Company and are therefore available to all interested parties, including shareholders, investors and analysts.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*The Management Board adheres to the principle that General Meetings convened by the request of shareholders are held within the period described in the request, with due regard to formal requirements arising from current law, unless this is not possible due to practical reasons – in which case another date is selected in consultation with the party requesting the meeting.* *Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§ 22 section 4).*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The	**Yes**	*The Company adheres to the principle that General Meetings which have been convened are not cancelled nor is the announced date of the General Meeting changed, unless there are extraordinary or specifically justified circumstances. This has not yet occurred in the experience of the Company.* *Application of this principle has in addition been*

	meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.		*„strengthened" by its insertion into the Statutes of the Company (§ 22 sections 6-8) and into the Regulations of the General Meeting.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*Participation at a General Meeting and the execution of voting rights only requires a proxy statement (in written form subject to legal invalidity) granted by a person duly entitled to do so, based on an appropriate commercial entry, or in the case of individuals based on the civil code.* *When filling out the attendance roster for the General Meeting, only the above-mentioned documents are reviewed by the Company.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*At the General Meeting of 29 May 2003, new General Meeting Regulations were approved. The previous Regulations had been in force since 1998. The new Regulations reflect the accrued experience of the Company in carrying out General Meetings, and includes among others provisions related to elections, including of the Supervisory Board, in the form of group elections. The new Regulations will come into force as of the next General Meeting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*An appropriate entry has been added to the new General Meeting Regulations currently in force (§ 5 section 2).*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the		*Pursuant to the General Meeting Regulations currently in force (§ 6 section 1):* *„The Chairman of the General Meeting should lead the General Meeting in such a way as to ensure its*

	meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*efficient conduct and the protection of the rights and interests of all shareholders".* *Further provisions of the Regulations are of a nature and wording as to ensure adherence to this principle.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed.	**Yes**	*Application of this principle has in addition been „strengthened" by its insertion into § 28 sections 3 and 4 the Statutes of the Company, which read as follows :* ***„3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.*** ***4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters".*** A clause has been added to the agreement with the entity providing auditing services describing the requirement that the expert auditor be present at those General Meetings which involve discussion of the financial matters of the Company.
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Supervisory Board and the Management Board and the expert auditor of the Company which are present at the General Meeting shall, if such a need presents itself, provide the participants of the meeting with explanations and information concerning the Company as lie within their powers and to the extent necessary for the settlement of the issues being discussed.* *Application of this principle has in addition been „strengthened" by its insertion into § 8 section 2 of the Regulations of the General Meeting.*

11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*While the bodies of the Company do not place limits on the information which, in particular, the General Meeting of the Company requests to be provided, they remain in adherence to the provisions of the Law on Public Trading (...) and to rulings related to informational requirements.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*Pursuant to the clause included in the Regulations of the General Meeting, short breaks in the session may be ordered by the Chairman. However, the Chairman of the General Meeting may not order breaks in the session or act on the motions of General Meeting participants if such actions would serve to hinder the exercise by shareholders of their rights (§ 6 section 3 letter a and section 4).*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Pursuant to the clause included in the Regulations of the General Meeting (§ 10 section 1), voting on procedural matters may only be carried out on issues related to the conduct of the Meeting.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The General Meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	**Yes**	*Pursuant to the Regulations of the General Meeting all issues included on the agenda should be considered by the General Meeting.* *This principle has been inserted directly into the Regulations of the General Meeting (§ 11).*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*In accordance with prior practice, a party objecting to a resolution has always had the right to present its arguments and to justify its opposition.* *This principle has been inserted directly into the Regulations of the General Meeting (§ 12).*

16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*The Chairman of the General Meeting is charged with ensuring that Resolutions are worded in such a way as to be clear and transparent. The Management Board of the Company also ensures that the Chairman of the Meeting has the assistance of the legal counsel of the Company.* *The Management Board also endeavors to ensure that proposed Resolutions for the General Meeting, prepared as specific points in the agenda, are written in a manner which is unambiguous and which allows for their being challenged.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*In accordance with Company practice, the written statements of participants in the General Meeting have been recorded in the minutes of the Meeting, if a shareholder has so requested.* *In order to ensure that this principle is adhered to, The Management Board of the Company or a person responsible for ensuring the participation of a notary public who will serve at the General Meeting, inform the notary of the necessity of adhering to this principle.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*Application of this principle has been added to the Statutes of the Company as an additional responsibility of the Supervisory Board (§ 20 section 2 point 5 and § 34 section 2) and to the Regulations of the Supervisory Board (§ 6 section 2 point 5).* *The Company assumes that the Supervisory Board will pass resolutions encompassing their own evaluation of the standing of the Company. The Supervisory Board evaluates the standing of the Company early enough to enable the Management Board of the Company to attach it to the annual report*

			of the Company, which is available to all shareholders, so as to allow all shareholders sufficient time to review the report prior to the Meeting.
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*In accordance with prior practice, candidates having the relevant education and professional and practical experience to serve on the Supervisory Board are announced by shareholders at the General Meeting. The candidacy of those persons proposed at the General Meeting to serve on the Supervisory Board is always justified. The materials presented in this regard include a detailed CV of the candidate. Those persons proposing a candidate carry out appropriate evaluations of the candidate. This practice shall continue to be applied. The specific nature of the Company must, however, be taken into account, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies (art.14) still applies, based on which 3 members of the Supervisory Board (out of a 9-person Board), are appointed to the Supervisory Board after being elected by the employees of the Company.*
20	1. a) At least one-half of the members of the Supervisory Board should be independent members. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company;	**Yes** (to be introduced by the end of 2004)	*Due to the nature and character of the Company, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies still applies as regards the composition of the Supervisory Board, as well as taking into account the fact that the State Treasury, as a specific shareholder in possession of over 44% of the shares of the Company, remains the dominant shareholder, the Company intends to consult and reach agreement with the State Treasury in establishing criteria for the independence of Supervisory Board members. The Company intends to insert this principle and the criteria for independence to the*

	c) Without the consent of at least one independent member of the Supervisory Board, no resolutions should be adopted on the following issues: - actions of any kind by the company and any entities associated with the company in favor of members of the Management Board; - consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules herein, but no later than by the end of 2004.*		*Statutes of the Company by the end of 2004.*
21	A supervisory board member should, above all, bear in mind the interests of the Company.	**Yes**	*The members of the Supervisory Board during their term in office primarily bear in mind the interests of the Company. In particular they supervise realisation of the strategy and long term plans of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Every year the Supervisory Board approves the plan and schedule of their work, which describes the specific details of the work to be performed by the Supervisory Board. This Plan is presented to the Management Board, which enables the proper preparation of regular and exhaustive information for the Supervisory Board as to all important matters related to the operations of the Company.* *The agenda of every Supervisory Board meeting includes standard points, comprising information on the economic standing of the Company and on the social situation within the Company, as well as the current work of the Management Board.* *At every meeting of the Supervisory Board, the Management Board is obligated to discuss all*

			important matters relating to the operations of the Company. The Supervisory Board also appoints advisory committees to carry out specific supervisory tasks and to submit reports to the Supervisory Board. The Company also has a system of internal control.
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*This principle has been inserted directly into the Regulations of the Supervisory Board (§ 13 section 10).*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder, should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*This principle has been inserted directly into the Regulations of the Supervisory Board (§ 15). A member of the Supervisory Board is obligated to immediately submit a written statement in this regard in sufficient time as to enable the Company to publish the information.* *Information obtained in this manner is available - at the request of the interested party - at the head office of the Company.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*Members of the Management Board have an invitation to attend meetings of the Supervisory Board.* *This principle has been inserted directly into the Regulations of the Supervisory Board (§ 12).*
26	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*This principle has been inserted directly into the Regulations of the Supervisory Board (§ 16). A member of the Supervisory Board is obligated to submit a written statement, in an appropriate manner acceptable by the Company.* *Information obtained in this manner is available upon the request of the interested party at the head office of the Company.*
27	Remuneration of members of the Supervisory Board should be fair, but should not constitute a significant cost		*The remuneration of members of the Supervisory Board is not a significant item in the costs of*

	item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board should be disclosed in the annual report.	**Yes**	*operations of the Company.* *The total remuneration of all members of the Supervisory Board is disclosed in the annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public.	**Yes**	*The Company has produced Regulations for the Supervisory Board, which are available on the website of the Company. Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§19 section 6).*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*The agenda for Supervisory Board meetings is set in accordance with the plan and schedule of work of the Supervisory Board. 7 days prior to the planned date of the meeting, members of the Supervisory Board receive an invitation to attend the meeting together with necessary documents, unless there exist circumstances which justify the shortening of this period by the Chairman.* *The agenda for a meeting may be changed or added to if all members of the Supervisory Board are present and agree to do so.* *This principle has been inserted directly into the Regulations of the Supervisory Board (§ 10, § 13 section 4).*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In the Company's experience to date, this has not yet occurred. Should such a situation arise, the member of the Supervisory Board delegated by a group of shareholders to permanently exercise supervision would submit to the Supervisory Board detailed reports on the performance of his task at each meeting.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*The members of the Supervisory Board have accepted this principle.*

BEST PRACTICES OF MANAGEMENT BOARDS

32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board sets forth the strategy of the Company.* *This strategy is subject to approval by the Supervisory Board.* *At least once per year the Supervisory Board discusses the strategy and long term plans of the Company and evaluates their execution.* *The Management Board is responsible for the implementation and execution of the strategy.* *This principle is treated as an obligation of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11 points 1 and 2).*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*The Management Board of the Company closely analyses all actions and decisions taken.* *The members of the Management Board fulfil their obligations with great care and through use of their store of knowledge and personal experience.* *This principle is treated as an obligation of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11).*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*The basis for determining the value of a transaction with shareholders and with other persons whose interests have impact on the interest of the Company, is its market value, if known, and if unknown, such transactions are valued based on market criteria.*

35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In submitting this declaration on the application by the Company of „Best Practices...", the members of the Management Board have likewise committed themselves to their personal implementation within the scope described by the declaration submitted by the Company.* *This principle is treated as an obligation of each member of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11 point 5).*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long term investment.	**Yes**	*Adopted by the members of the Management Board of the Company.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*The members of the Management Board are obligated to inform the Supervisory Board of any conflict of interest related to the performance of their duties, or of any possibility that such conflict may arise. This principle is treated as an obligation of each member of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11 point 6).*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*Pursuant to the Statutes of the Company, the conditions of remuneration are set by the Supervisory Board. Based on these, agreements are signed with the members of the Management Board.* *The remuneration of members of the Management Board is composed of a fixed part, and of a variable part which is matched to and dependent on the financial results of the Company.* *The remuneration of members of the Management Board is set based on the concepts arising from this principle.*

39	The aggregate remuneration of all members of the Management Board should be disclosed and itemised in the annual report. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggregate remuneration of all members of the Management Board is disclosed in the annual report. The differences in remuneration due to management agreements are insignificant, and are only due to the position held and its related obligations.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The principles and procedure of operations and allocation of powers of members of the Management Board are set out in the Regulations of the Management Board and in the organisational Regulations of the Company. The Regulations of the Management Board are available on the website of the Company and are available upon request.*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Company has adopted „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor", as introduced by the Supervisory Board. An entity serving as an expert auditor is required to submit a statement on the meeting of criteria of impartiality and independence prior to the provision of auditing services as well as upon their conclusion. Furthermore, in accordance with the relevant principle laid down in the „Principles...", an entity serving as expert auditor may not also serve as a special purpose auditor.*
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	**Yes**	*The document „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor" includes the rule that the entity providing expert auditing services is obligated by its agreement to change the individual who audits the documentation of the Company at least every four years.*

43	The expert auditor should be selected by the Supervisory Board or General Meeting of the company, upon receiving recommendations from the Supervisory Board.	**Yes**	*Pursuant to § 20 section 2 point 6) of the Statutes of the Company, the selection of an entity to provide auditing services is made by the Supervisory Board of the Company after reviewing the opinion of the Auditor Selection Committee, which is comprised of one or more members of the Supervisory Board.*
44	An auditor auditing annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company, adhering to this principle, ensures that any entity serving as a special purpose auditor does not also serve as an expert auditor for either the Company or its subsidiaries. An appropriate entry was added to the „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor".*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Although the Company has not to date carried out a buy-back of its own shares, the Management Board declares that, in the case of such a transaction, it would make every effort to ensure that no group of shareholders was privileged.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Statutes of the Company, its basic internal regulations, information and documents related to General Meetings, and the financial statements are available in the registered head office of the Company and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*Within its organisational structure, the Company has a Public Relations department, which organises and ensures full and honest information about the Company.* *The Management Board of the Company (and its spokesperson) applies this principle of full information about the Company by making every effort to ensure that members of the press are provided with honest information on the current operations of the Company and on the economic situation of the Company, reflecting however the fact that the Company operates within the confines of the law on the public trading of securities.*

			As needed, the Management Board organises press conferences, or else the President or another Member of the Management Board gives interviews. Up to now the Company has permitted members of the press to be present at General Meetings, and intends to continue this practice in the future.
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	**Yes**	*The Company adheres to the principles outlined in the document „Best practices (...)" in force on the Warsaw Stock Exchange, in accordance with the contents of this declaration.*

Management Board (signatures):

1. Stanisław Speczik - President of the Management Board ....
2. Grzegorz Kubacki - Vice President of the Management Board ....
3. Jarosław Andrzej Szczepek - Vice President of the Management Board ....
4. Tadeusz Szeląg - Vice President of the Management Board ....

Approval (counter signature) of the Supervisory Board (signatures):

1. Józef Czyczerski ....
2. Leszek Hajdacki ....
3. Bohdan Kaczmarek ....
4. Jerzy Kisilowski ....
5. Ryszard Kurek ....
6. Janusz Maciejewicz ....
7. Jerzy Markowski ....
8. Jan Rymarczyk ....
9. Marek Wierzbowski ....

Legal basis:
(§ 22 a of the Regulations of the Warsaw Stock Exchange S.A.)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

PREZES ZARZĄDU
Stanisław Speczik

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	27 June 2003	No of sheets:	1

Announcement also provided to required statutory authorities

Current report 35/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 18 June 2003 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company KGHM Metale S.A. with registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.). The share capital of KGHM Metale S.A. was increased by PLN 20 000.0 thousand through the issuance of 2 000 000 equal and indivisible ordinary registered shares, series AG, having a nominal value of PLN 10 each.
The new shares were obtained through a cash payment by KGHM Polska Miedź S.A.
The share capital of KGHM Metale S.A. after registration amounts to PLN 159 373.7 thousand and is divided into 15 937 373 shares of PLN 10 each.
After registration of this change in share capital, KGHM Polska Miedź S.A. owns 100% of the share capital of KGHM Metale S.A.
The total number of votes arising from all issued shares after registration of this change in share capital is 16 837 373.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PREZES ZARZĄDU
Stanisław Speczik